THEATER XTREME ENTERTAINMENT GROUP, INC.
250 Corporate Blvd.
Suites E & F
Newark, DE 19702

January 27, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Theater Xtreme Entertainment Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-130058 (the “Registration Statement”)
Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the Registration Statement be accelerated so that it will become effective at 9:00 a.m. Eastern Standard time on Wednesday, February 1, 2006, or as soon thereafter as possible.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

THEATER XTREME ENTERTAINMENT GROUP, INC.

By:	/s/ Scott Oglum
Scott Oglum, CEO